Exhibit 3.28

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

•	First: The name of the limited liability company is Liberty Propane, LLC

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Second: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, DE 19801. The name of its Registered agent at such address is The Corporation Trust Company.

•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is December, 2999.”

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of Liberty Propane, LLC this 28th day of August, 2002.

BY:	/s/ Eric L. Hansen
Authorized Person(s)

NAME:	Eric L. Hansen
Type or Print

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 09:00 AM 09/03/2002 020553210 – 3564944